UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 25, 2014, announcing preliminary financial results for the quarter ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 25, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary third quarter 2014 results and quarterly dividend of $0.41 per share

Hamilton, Bermuda, November 25, 2014. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2014.

Highlights

•	Third quarter dividend of $0.41 per share

•	$7.9 million accumulated in cash sweep from Frontline

•	Acquisition of two 2012-built 82,000 dwt dry-bulk carriers in combination with long-term charters

•	Delivery of two 8,700 TEU container vessels in combination with long-term charters

•	Sale of three older VLCCs

•	Selected key financial data:

Three Months Ended
	Sep 30, 2014	Jun 30, 2014
Charter revenues(1)	$176m	$157m
EBITDA(2)	$146m	$129m
Net income	$35m	$22m
Earnings per share	$0.37	$0.24

Dividends and Results for the Quarter Ended September 30, 2014
The Board of Directors has declared a quarterly cash dividend of $0.41 per share, and Ship Finance has now declared dividends for 43 consecutive quarters. The dividend will be paid on or about December 30, 2014 to shareholders on record as of December 12, 2014. The ex-dividend date at NYSE will be December 10, 2014.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $83.2 million, or $0.89 per share, in the third quarter of 2014. This number excludes $11.3 million of revenues classified as ‘repayment of investments in finance lease’, and $82.3 million of charter revenues earned by assets classified as ‘investment in associate’.
The cash sweep agreement with subsidiaries of Frontline had a positive effect of $7.9 million, or $0.08 per share in the quarter despite the soft tanker market that continued into the third quarter. The cash sweep for the full year 2014 will be payable in March 2015. There was also a $0.1 million profit share in the quarter relating to four Handysize dry-bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $38.5 million, or $0.41 per share, and reported net income was $34.6 million, or $0.37 per share. This is after approximately $2.8 million of expenses related to amortization of deferred charges which has no cash effect for the Company.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of September 30, 2014 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 70 vessels and rigs was approximately $4.6 billion, with an average remaining charter term of 5.2 years, or 9.3 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In March 2014, the Company announced the settlement of a claim relating to four Handysize dry-bulk carriers which were redelivered to us in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $15 million was received in the first quarter, $5 million in the second quarter and another $5 million in the third quarter, 2014. The remaining balance of $5 million is scheduled to be paid to us in the fourth quarter of 2014. The Company recorded a gain of approximately $5.0 million relating to this settlement in the third quarter.
Two of the four 8,700 TEU container vessels under construction in Korea were delivered to the Company at the end of September and in early November. The vessels have been delivered well ahead of the original schedule, and immediately commenced their long-term time-charters to the Hamburg Süd container line. The remaining two vessels are scheduled to be delivered in January 2015. There will be some offhire relating to one of the vessels in the fourth quarter, due to repairs following an incident during docking at a port in Asia. The economic impact is limited to an estimated $0.6-1.0 million and offset by the earlier than scheduled delivery of the vessels. The long-term charters for the four vessels added approximately $400 million to our charter backlog.
Two 2012-built 82,000 dwt Kamsarmax dry-bulk carriers were delivered to us in July and August 2014, in combination with 8-year time-charters to a state-owned Chinese charterer. The estimated aggregate EBITDA contribution from the vessels will be approximately $7 million on average per year during the charter period.
As part of the Company’s continuing fleet renewal process, three VLCCs built in 1999 have been sold and delivered to unrelated third parties. The vessels, Front Commerce, Front Comanche and Front Opalia, were all delivered to their new owners in November 2014. Ship Finance received cash proceeds of approximately $77.5 million from the sales, including a $10.5 million upfront payment from Frontline. In addition, we will receive approximately $48 million in 7.25% amortizing notes from Frontline.
The Suezmax tankers Glorycrown (built 2009) and Everbright (built 2010) are operated in a pool together with sister-vessels owned by Frontline 2012. In the third quarter, the average charter rate for the vessels was approximately $20,900 per day, up from $14,300 per day reported in the second quarter. With a strengthening tanker market in the fourth quarter, the charter rate is expected to improve from the third quarter levels. In the fourth quarter, Glorycrown has been out of service for a total of 29 days in connection with scheduled special survey and a major upgrade to improve earnings capacity. The work was completed on time and budget and the vessel is now back in service.
According to market sources, the crude oil tanker market has improved in the fourth quarter, and particularly so for the Suezmax tankers. The Company has exposure to the crude oil tanker market via the cash sweep agreement with Frontline and our two modern Suezmax tankers operated in the spot market.
The cash sweep from the vessels on charter to Frontline was $7.9 million in the third quarter, and accumulates from a time charter equivalent base rate of $13,200 per day for the Suezmax tankers and $17,675 per day for the majority of the VLCCs. As the financial leverage on these vessels is very low, the free cash flow from the vessels is significant even without the cash sweep contribution.
The Company has five drilling units on long-term fixed-rate bareboat contracts, and the rigs generated approximately $89 million in aggregate EBITDA in the third quarter of 2014. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Five 2,800 TEU and two 1,700 TEU container vessels are chartered out in the short-term market. The rates achieved in the container feeder segment have only been marginally above operating expense levels so far this year and the Company does not foresee any material near term market improvement. The five 2,800 TEU container vessels are owned and chartered in a structure where the only liability for the Company is a charter backstop guarantee which started at $25 million in 2012. Due to a continuing soft market, the guarantee has now been reduced to approximately $2.6 million, and the Company is in dialogue with the other stakeholders to agree on the next steps.
Four of our Handysize dry-bulk carriers are chartered out on shorter-term time-charters with a fixed base rate and 50% profit share. The profit share generated approximately $0.1 million in additional earnings in the third quarter. The Company intends to continue employing these four vessels in the short-term charter market until we see long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry-bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure
As of September 30, 2014, Ship Finance had a total liquidity position of approximately $153 million including approximately $33 million in cash and cash equivalents and approximately $120 million available under revolving credit facilities. In addition, the Company had approximately $62 million of assets classified as available for sale securities at quarter end.
The Company has agreed long-term bank financing for the two 2012-built 82,000 dwt Kamsarmax dry-bulk carriers that were delivered to us in the third quarter. The term of the loan is eight years, matching the time-charter contracts, and drawdown is expected in the fourth quarter.
Ship Finance has secured long-term bank financing for the two remaining 8,700 TEU newbuilding container vessels under construction in Korea. The vessels are due for delivery in January 2015 and as the financing amount will be higher than the remaining payments to the yard, there will be a positive cash effect for the Company at delivery.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
At quarter end, the capital expenditure commitments related to the Company’s newbuilding vessels were limited to only $153 million in total. The Company’s undrawn bank loan facilities related to these vessels were $191 million, resulting in a total net cash inflow of $38 million to Ship Finance related to these activities. The remaining yard installments and related financing as of quarter-end are summarized in the table below.
Capex overview

As at September 30, 2014	4Q 2014	1Q2015	Total
3 x 8,700 TEU	$68 mill.	$85 mill.	$153 mill.
Committed financing	-$64 mill.	-$127 mill.	-$191 mill.
Net investment*	$4 mill.	-$42 mill.	-$38 mill.
*A negative number means a cash inflow to the company

Strategy and Outlook
The long-term strategy of the Company is to continue building the distribution capacity on the back of an asset portfolio consisting of high-quality vessels and strong counterparties, diversified across our key market segments.
Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only.
After significantly reducing the financial leverage relating to crude oil tanker vessels over the last three years, we now benefit from the net cash flow generated by these vessels, even before cash sweep revenues. With the improved prospects for the tanker market in combination with significant capital available for new accretive investments, the Board remains confident that the dividend is sustainable and can be increased going forward.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 25, 2014

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
André Reppen, Senior Vice President: +47 23114055

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2014 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share data)	Sep 30,	June 30,	2013
	2014	2014	(audited)
Charter revenues - operating lease	51,759	47,562	156,238
Charter revenues - finance leases	34,618	34,605	166,172
Revenues classified as Repayment of investment in finance leases	(11,256)	(11,253)	(52,320)
Profit share income	142	267	770
Cash sweep income	7,906	1,804	—
Total operating revenues	83,169	72,985	270,860

Gain on sale of assets and termination of charters	4,904	5,045	18,025

Vessel operating expenses	(30,571)	(28,848)	(105,534)
Administrative expenses	(1,816)	(1,836)	(7,549)
Depreciation	(17,231)	(16,550)	(58,436)

Total operating expenses	(49,618)	(47,234)	(171,519)

Operating income	38,455	30,796	117,366

Results in associate(1)	9,006	8,036	28,200
Interest income from associates and long term investments(1)	6,300	6,300	22,617
Interest income, other	2,667	5,380	7,463
Interest expense	(18,660)	(19,221)	(75,920)
Amortization of deferred charges	(2,786)	(2,746)	(11,305)
Other financial items	(83)	(251)	(4,512)
Mark to Market of Derivatives	(313)	(5,935)	5,297
Taxes	—	—	—
Net income	34,586	22,359	89,206

Basic earnings per share ($)	0.37	0.24	1.00

Weighted average number of shares	93,364,815	93,286,604	89,508,000
Common shares outstanding	93,394,000	93,359,000	93,260,000

(1)
Four of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2014 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	June 30,
(in thousands of $)	2014	2014
ASSETS
Short term
Cash and cash equivalents	32,623	49,480
Available for sale securities	62,299	61,889
Amount due from related parties	38,140	30,204
Other current assets	67,503	89,067

Long term
Newbuildings and vessel deposits	103,837	146,814
Vessels and equipment, net	1,317,729	1,185,825
Investment in finance leases	828,842	838,431
Investment in associate(1)	51,820	40,962
Amount due from related parties - Long term(1)	517,334	523,960
Deferred charges	37,598	37,600
Other long-term assets	11,709	8,554

Total assets	3,069,434	3,012,786

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	319,684	396,963
Other current liabilities	21,602	28,238
Amount due to related parties	6,050	1,939

Long term
Long term interest bearing debt	1,458,710	1,333,052
Other long term liabilities	80,624	76,572

Stockholders’ equity(2)	1,182,764	1,176,022
Total liabilities and stockholders’ equity	3,069,434	3,012,786

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

(2)
As of September 30, 2014, ‘Stockholders’ equity’ excludes $102.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2014 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	June 30,	Dec 31, 2013
	2014	2014	(audited)

OPERATING ACTIVITIES
Net income	34,586	22,359	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,501	18,824	67,150
Adjustment of financial derivatives to market value	(1,314)	4,215	(7,950)
Gain on sale of assets and termination of charters	(4,904)	(5,045)	(18,025)
Result in associate	(9,006)	(8,036)	(28,200)
Other, net	1,058	(1,657)	(2,337)
Change in operating assets and liabilities	(1,192)	(10,644)	40,280
Net cash provided by operating activities	38,729	20,016	140,124

INVESTING ACTIVITIES
Repayment of investments in finance leases	10,959	10,960	51,220
Proceeds from sale of vessel/new buildings	26,096	31,611	83,583
Net investment in newbuildings and vessel deposits	(46,025)	(36,072)	(109,337)
Purchase of vessels	(68,029)	(69,810)	—
Cash received from (paid to) associates(1)	4,613	55,854	(81,308)
Other assets / investments	(1,760)	(136)	(18,140)
Net cash provided by/ (used in) investing activities	(74,146)	(7,593)	(73,982)

FINANCING ACTIVITIES
Proceeds from long and short term debt	215,150	205,277	705,347
Expenses paid in connection with securing finance	(2,784)	(439)	(8,390)
Repayment of long and short term debt	(155,927)	(91,021)	(530,186)
Re-purchase of Company bonds	—	(74,591)	(254,132)
Cash received from share issue	409	293	128,880
Payments in lieu of issuing shares for exercised share options	—	(1,196)	(448)
Cash dividends paid	(38,288)	(38,248)	(109,114)
Net cash used in financing activities	18,560	75	(68,043)

Net increase/ (decrease) in cash and cash equivalents	(16,857)	12,498	(1,901)
Cash and cash equivalents at beginning of period	49,480	36,982	60,542
Cash and cash equivalents at end of period	32,623	49,480	58,641

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2014 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Charter revenues - finance lease	13,995	27,990	19,908	20,446	82,339
Revenues classified as Repayment of investment in finance leases	(8,582)	(21,889)	(13,849)	(10,579)	(54,899)
Total operating expenses	(2)	—	(7)	(4)	(13)
Interest expense, related party(1)	(1,632)	(1,631)	(1,631)	(1,406)	(6,300)
Interest expense, other	(2,641)	(2,507)	(2,358)	(4,432)	(11,938)
Other items	—	(17)	(141)	(25)	(183)
Net income(2)	1,138	1,946	1,922	4,000	9,006

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of September 30, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—	—
Investment in finance leases	463,000	451,118	436,529	585,232	1,935,879
Other assets	4,106	12,524	9,505	20,478	46,613
Total assets	467,106	463,642	446,034	605,710	1,982,492

Short term and current portion of long term interest bearing debt	36,000	46,556	27,500	51,458	161,514
Other current liabilities	2,567	5,066	1,508	10,278	19,419

Long term interest bearing debt	324,000	276,778	263,125	411,667	1,275,570
Long term loans from shareholders, net	98,147	105,115	144,256	125,000	472,518
Other long term liabilities	—	—	—	1,651	1,651

Stockholders equity(1)	6,392	30,127	9,645	5,656	51,820

Total liabilities and stockholders’ equity	467,106	463,642	446,034	605,710	1,982,492

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
THIRD QUARTER 2014 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Sep 30,	June 30,	ended Dec 31,
	2014	2014	2013
Net income	34,586	22,359	89,206

Add:
Mark to Market of Derivatives	313	5,935	(5,297)
Amortization of deferred charges	2,786	2,746	11,305
Interest expense	18,660	19,221	75,920
Interest income, other(1)	(159)	(2,848)	(617)
Interest income from associates	(6,300)	(6,300)	(19,575)
Results in associate	(9,006)	(8,036)	(28,200)
Depreciation	17,231	16,550	58,436
Gain on sale of assets and termination of charters	(4,904)	(5,045)	(18,025)
Revenues classified as Repayment of investment in finance leases	10,959	10,960	51,220
Other reconciling items	(478)	(315)	326
Investment in associate
Charter revenues - finance lease	82,339	73,667	259,402
Charter revenues - operating lease	—	—	39,115
Total operating expenses	(13)	(10)	(34,658)

EBITDA (2)	146,014	128,884	478,558

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.